

October 23, 2017

Eli Baker
Vice President, General Counsel and Secretary
Double Eagle Acquisition Corp.
2121 Avenue of the Stars, Suite 2300
Los Angeles, California 90067

> **Re: Double Eagle Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 11, 2017**
> **File No. 333-220356**

Dear Mr. Baker:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It does not appear that your registration statement is intended to cover the shares of common stock underlying the warrants that are part of the Units. Ordinarily the underlying securities are registered along with the warrants if the latter are exercisable within one year. Please include these shares of common stock, or tell us why you do not believe registration is required at this time.

2.   The information in the fifth paragraph of the prospectus cover page regarding the numbers of units, shares and warrants that you are offering by way of the prospectus does not follow from the information you have provided on the cover page. Please revise to succinctly explain what securities are being offered to whom and why.

<u>The Business Combination Proposal, 71</u>
<u>Certain Projected Financial Information, page 101</u>

3.   We note your response to prior comment 8. Please revise your disclosures related to Adjusted EBITDA to clarify that they exclude corporate adjusted EBITDA. Please explain the impact of the exclusions and the reasons why you believe the exclusions are appropriate.

<u>Unaudited Pro Forma Condensed Combined Financial Information, page 132</u>

4.   We note your response to prior comment 11. Please address the following:
- If there are no or nominal redemptions, more fully explain why you believe the acquiring entity would not be clearly indicated such that the guidance in ASC 805-10-55-11 through 55-15 would be required to be considered;
- Explain your accounting for the Earnout and explain if or how the related shares were considered in your analysis; and
- Explain if or how the warrants were considered in your analysis.

5.   Refer to Note (5) on page 135. It appears the cash consideration to be paid to the sellers is essentially a planned distribution to the owners that is not reflected in the historical balance sheet and it will significantly reduce historical equity. Please tell us what consideration you gave to reflecting this distribution in the same column as Note (1) on page 135 so that it would be reflected in pro forma equity of WSII, adjusted for the carve-out. It appears such a presentation may more appropriately reflect the equity of WSII, adjusted for the carve-out but prior to the business combination.

6.   Please clarify why the estimated transaction costs disclosed in note (12) on page 143 are not consistent with the $30 million of transaction costs disclosed on page 140.

7.   Refer to note (A) on pages 136 and 137. It appears to us that the elimination of corporate selling, general and administrative expenses is not appropriate or factually supportable as required by Rule 11-02(b)(6) of Regulation S-X. Please revise.

<u>Exhibit 5.1; Legality Opinion</u>

8.   We note your opinion assumes all action will be taken with regard to the domestication. Please confirm your intention to file an appropriately unqualified opinion by post-effective amendment or on Form 8-K, to the extent such filings are incorporated by reference into the relevant registration statement, no later than the closing date of the offering. See Staff Legal Bulletin 19 (October 14, 2011), Section II(B)(2)(e).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Stertzel, Senior Staff Accountant at (202) 551-3723 or Anne McConnell, Senior Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney at (202) 551-3464 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction